

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 17, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **File No. 001-08359**

Dear Mr. Downes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director